UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

KMG Chemicals, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

482564101

(CUSIP Number)

May 31, 2017

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482564101		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 341,819 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 341,819 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 341,819 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 2.9% as of May 31, 2017 (based on 11,855,513 shares of Common Stock issued and outstanding per KMG Chemicals, Inc. Form 10-Q dated March 13, 2017).

12.	Type of Reporting Person PN

CUSIP No. 482564101	13G

Item 1(a)	Name of Issuer: KMG Chemicals, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 300 Throckmorton Street Fort Worth, Texas 76102

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship Trigran Investments, L.P. 630 Dundee Road, Suite 230 Northbrook, IL 60062 Illinois limited partnership
2(d)	Title of Class of Securities: Common Stock, $.01 Par Value
2(e)	CUSIP Number: 482564101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 482564101	13G

Item 4	Ownership:

(a) Amount beneficially owned: Incorporated by reference to Item 9 of the cover page.
(b) Percent of Class: Incorporated by reference to Item 11 of the cover page.
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page.
(ii) shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page.
(iii) sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page.
(iv) shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page.

Item 5	Ownership of Five Percent or Less of a Class:
As of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

CUSIP No. 482564101	13G

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of June, 2017

TRIGRAN INVESTMENTS, L.P.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.